Part II: Activities of the Broker-Dealer Operator and its Affiliates

1. Broker-Dealer Operator Trading Activities on the ATS

    a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS? (Y/N)
        Yes

        If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

        1. **Electronic Trading Americas: Low touch sales and trading focusing primarily on executing orders via algorithmic trading, smart order routing and direct market access in listed cash equity products for institutional clients.**

            MPID: DBAB
            Order Capacity: Agency

        2. **Synthetic Equity Trading Americas: Provides liquidity in synthetic products (swaps, futures, synthetic forwards, ETFs/ETNs, certificates, and notes), hedging the market risk and financial resources associated with these transactions with various financial instruments for institutional clients.**

            MPID: DBAB
            Order Capacity: Agency

        3. **Fixed Income and Currencies Americas: Focuses primarily on executing orders, providing liquidity and carrying inventory to facilitate client demand in foreign exchange, rates, credit, and emerging markets debt, convertible securities, equities, and options for institutional clients. <u>Fixed Income and Currencies Americas also includes the following high touch sales and trading desks:</u>**

            ~~Including the following high touch sales and trading desks:~~

            ~~——~~ <u>(A)</u> **Capital Markets Execution – Private Wealth Management** ~~(Agency)~~

            ~~——~~ <u>and (B)</u>**Equity Capital Markets** ~~– (Agency, Principal, Riskless Principal)~~

            MPID: DBAB
            Order Capacity: Agency, Principal, Riskless Principal

3. **Order Interaction with Broker-Dealer Operator; Affiliates**

   a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?
   Yes

      If yes, explain the opt-out process.

      Subscribers can opt out of interacting with the ~~BDO's~~BDO's principal orders in the ATS by requesting to opt out of interacting with ~~a~~the counterparty type ~~or types of the BDO~~"Principal" (as defined in Part III, Item 13). ~~BDO counterparty types include DB~~ Agency~~, DB Principal or Subscribers can request to opt out of interacting with any or all of the specific business units or desks of the BDO described in Part II, Item 1(a)~~. and Principal.

      Subscribers may request to opt out of the BDO's principal orders in the ATS by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. Subscribers cannot opt out of orders from the Agency counterparty type. Further information on counterparty types can be found in Part III, Item 13.

   b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?
   No

~~Yes~~

      If yes, explain the opt-out process.
      ~~Subscribers can opt out of interacting with a counterparty type or types. As described in Part III, Item 14, Subscribers may request to opt out of interactions with counterparties, including the BDO's Affiliates, by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any subsequent time.~~

7. **Protection of Confidential Trading Information**

   a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

The BDO complies with Reg ATS Rule 301(b)(10) by implementing written safeguards and procedures to protect Subscribers' confidential trading information. These safeguards and procedures include restricting access to systems, or to certain application entitlements, to employees with a strict "need to know" with respect to confidential trading information, and implementing controls for shared employees of the ATS trading for their own or the BDO's accounts. The BDO also has oversight procedures to ensure that these safeguards and procedures are followed.

In addition, the BDO complies with Rule 303(a)(1)(v) by preserving a copy of a written procedure that refers to safeguards and procedures to protect Subscribers' data, including the written procedures for overseeing those safeguards.

The BDO's ATS resides on dedicated application servers under a common datacenter shared across the BDO's US Equities Execution Platform. Access to the production application servers is managed via a third party Endpoint Privilege Management System ("EPMS"). The EPMS was implemented by the BDO to protect privileged accounts, prevent and control breaches, and achieve compliance on UNIX and Linux systems within the BDO's environment.

The SuperX ATS utilizes databases to record order and transaction information. Access to the databases that contain Subscriber confidential trading information is restricted, for "write" and "update" privileges, to production accounts only. Access of the Application Support and Development teams to the databases is restricted to "read only".

A very limited number of employees of the BDO and Affiliates of the BDO have access to systems, or to certain application entitlements, containing confidential trading information in the ATS. As described in Part II, Item 6(a), certain shared employees have access to confidential trading information in the ATS to fulfill such functions in support of the ATS.

A very limited number of Business and Production Support employees are granted access to an administrative interface with a view into confidential trading information in the ATS. Access to the interface is requested via a standardized proprietary approval workflow tool, and limited by the SuperX Working Group via assignment of employees to a predefined set of user profiles, based on the employee's role. Access privileges follow the BDO's "need-to-know" and "least privilege" principles. Low Touch Sales and Trading employees as defined under Part II, Item 6(a) utilize this interface for client coverage purposes, which allows them to view real-time subscriber order and trade information, cancel client orders, and perform other business related support functions. Client coverage employees do not have "modify" access to the interface; such privilege is limited to employees in ATS support roles described in Part III, Item 6(a). No other shared employees (as described in Part II, Item 6a), have access to the interface data. A periodic report on user access privileges to the ATS administrative interface is system generated and auto-distributed to appropriate employees for review and challenge. In addition

to access controls specific to the ATS, the BDO's Chief Information Security Office has developed an Identity and Access Governance framework, which includes a bank-wide end-user access re-certification framework including enterprise-wide tools that certify critical Deutsche Bank applications, and infrastructure data.

The BDO considers the following to be "confidential trading information" of the ATS: The identity of Subscribers, their data on the Order Book, attributable Subscriber execution data (with the exception of post-execution transaction information typically of the type made public under reporting rules or regulations, and quarterly aggregated execution data published on the BDO's ATS website and referenced in Part III, Item 26), the identity of a Subscriber's counterparty type, and any settings that control a Subscriber's interactions with other counterparty types ~~and individual counterparties.~~.

Restrictions on access to confidential trading information in the ATS are maintained by enforcement of the policies and procedures described below:

a. DB Group Information Security Policies and Procedure: 'Information Security Policy – DB Group', Information Security Controls – DB Group', 'Information Security Controls for the Information Lifecycle – DB Group', 'information Security Controls for Identity and Access Management – DB Group', 'Information Security Controls for IT Assets – DB Group'.

b. A written procedure for implementing safeguards and procedures to protect Subscribers' confidential trading information in the ATS, which references the safeguards and procedures below.

c. An Information Barriers Policy based on the "need to know" principle. The policy states that a "need to know" is limited to, among other conditions, information required by the recipient to participate in, and contribute to, a given transaction applicable to the employees of the BDO and its Affiliates generally. The 'need to know' basis for access to confidential ATS Subscriber information by Shared employees of the BDO, including their respective roles and responsibilities are described in Part II, Item 6(a).

d. A policy outlining principles for physical and technological segregation based on the "need to know" principle applicable to the employees of the BDO and its Affiliates.

e. An Employee Trading Policy restricting employees from transacting when in possession of material non-public Price Sensitive Information applicable to the employees of the BDO and its Affiliates generally. The Personal Account Dealing Policy establishes the minimum global standards for the controls and restrictions over personal investment and trading Activity ("Personal Account Dealing"). Deutsche Bank staff, including shared employees of the BDO, or its Affiliates (as described in Part II, Item 6a) are required to disclose to Compliance all accounts with the ability to hold or transact in financial instruments of any kind. The mandatory disclosure applies to accounts in the name of the member of staff or for his/her benefit, accounts for which the member of staff has power to enter trades or exercise discretion. Staff members are required to make such account disclosures via the Employee Trading Request

Application ("ETRA"). All accounts must be disclosed prior to requesting approval to trade, and new employees are required to disclose accounts within 30 days of joining the BDO. Typically employee personal trading accounts are required to be held with a designated broker, to allow the BDO to conduct ongoing monitoring of employee trading activity.

Oversight procedures designed to ensure that the above written safeguards and procedures are followed are:

a. **Employee Trading Compliance supervisory procedures related to employee trading, which require employees to obtain pre-approval for personal trading, adhere to holding periods, make attestations prior to executing a personal trade regarding possession of material non-public information, and adhere to the BDO's restricted securities list applicable to the employees of the BDO and its Affiliates.**

b. **Procedures for managers and administrators to oversee user access to IT applications (including assigning, withdrawing, administering and recertifying access), based on the principles of least privilege (i.e., a user should have only those access rights minimally necessary to perform authorized tasks) and segregation of functions (i.e., a single user should never have access rights that allow for the execution of incompatible tasks) applicable to the employees of the BDO and its Affiliates generally. Thus, a new employee assigned exclusively to one of the BDO's High Touch trading desks would be denied access to databases and systems, or denied entitlements to applications, with confidential ATS trading data. Also, a shared employee of the ATS with access to confidential trading information who then leaves the BDO or changes roles within the BDO where the new role lacks a "need to know" with respect to confidential trading information on the ATS, would have their access to databases and applications with confidential ATS trading information revoked.**

c. **Reviews by the SuperX Working Group of users with access to the confidential trading information of Subscribers to the ATS. In these reviews, the Working Group confirms the relevant applications and data sources that supply Subscriber confidential trading information, and reviews and validates the list of users of those data sources who are entitled to view confidential trading information of the ATS.**

b. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The only personnel who have access to Subscriber confidential trading information are the shared employees of the BDO or its Affiliates. Such shared employees, their respective roles and responsibilities, the type of information they can access, as well as the reasons for that access, are described in Part II, Item 6(a).

Part III: Manner of Operations

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

 Yes

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

~~The minimum order size is one round lot (typically 100 shares).~~

Orders entered into the ATS through directly by Liquidity Partners are subject to client-specific maximum order size limits, i.e., maximum shares and maximum notional value per order. Orders that reach the ATS through BDO's algorithms, smart order routers, or the BDO's low-latency Direct Market Access platform are subject to client-specific maximum order size limits pursuant to SEC Rule 15c3-5 (Market Access Rule).

c. Does the NMS Stock ATS accept or execute odd-lot orders?

Yes

~~No~~

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).

Odd lot orders will be treated the same as round lot orders.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes

e. Does the NMA Stock ATS accept or execute mixed-lot orders?

Yes

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

~~If the ATS receives a mixed lot order, the ATS will execute the round lot portion and cancel back the odd lot shares to the system that originated the order.~~**Mixed lot orders will be treated the same as round lot orders.**

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types:

~~Upon onboarding, the BDO assigns each External Subscriber a counterparty type based on the Subscriber's business model (e.g., Liquidity Partner; traditional asset manager; quantitative market maker), expected trading style (e.g., aggressive vs. passive orders; IOC vs. Day orders), and other quantitative and qualitative factors. A single Subscriber may be assigned to multiple counterparty types.~~

~~If the External Subscriber is a Liquidity Partner, they will be assigned to one or more of the following counterparty types:~~

- ~~LP Exchanges: Liquidity Partners associated with NMS stock exchanges with direct connectivity to the ATS that send order flow routed out from an exchange.~~
- ~~LP Market Maker: Liquidity Partners that are proprietary trading firms. While these Subscribers do not have any market making obligations on the ATS, some or all of their order flow may be considered "Market Making" as determined by BDO based on Subscriber's trading style.~~
- ~~LP Institutional: Liquidity Partners that are not LP Exchanges or LP Market Makers and that connect to the ATS through direct connectivity.~~
- ~~LP IOC: Liquidity Partners that, in the judgment of BDO, send a high proportion of IOC orders, or functionally equivalent Day orders. (Liquidity Partners classified as LP IOC are also members of either LP Institutional, LP Exchanges or LP Market Maker.)~~

~~For orders from External Subscribers who are not Liquidity Partners and for orders generated by business units of the BDO, the counterparty types are:~~

- ~~DB Agency: Agency client flows originating from the BDO's algorithms, smart order routers, and the BDO's low-latency Direct Market Access platform.~~

~~DB Principal: BDO's Principal and Riskless Principal flows, including market making, client facilitation, and principal risk management.~~ **1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1**

2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to

route to the ATS or is directed to route to the ATS by the BDO's algorithms. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, entered by such Affiliate in a principal or agency capacity, whether routed to the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router or directly via FIX connectivity to the ATS would be categorized as counterparty types "Direct Low", "Direct Medium" or "Direct High" as applicable.

The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS.

3. Direct Low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion.

4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion.

5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion.

Price reversion is determined by the notional weighted average execution to midpoint price movement over a defined time interval.

• Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO.

The counterparty selection assignment is subject to subsequent ~~periodic~~monthly reviews by the SuperX Working Group. The BDO may also perform ad hoc review of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity ~~or an intended change in business model or trading style, the~~, the Working Group may determine that ~~a Liquidity Partner~~ Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change.

As described in Part II, Item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c).

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

The ATS discloses a Subscriber's classification only to that Subscriber, first upon onboarding and later upon request. In addition, if the ~~SuperX Working Group~~BDO modifies a Subscriber's counterparty type, the BDO will notify the Subscriber. ~~For example, the BDO may inform a~~

~~Subscriber that the Subscriber belongs to both the LP Institutional and the LP IOC counterparty types.~~ **The designated classification cannot be contested.**

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13~~) as well as individual counterparties. BDO counterparty types include DB Agency, DB Principal or~~). All Subscribers ~~can request to~~may opt out of interacting with ~~any or all~~counterparty type 1. Subscribers in types 2-4 may additionally opt out of ~~the specific business units or desks~~interacting with type 5. Subscribers in type 5 may only opt out of ~~the BDO described in Part II, Item 1(a).~~interacting with counterparty type 1. Additionally, Subscribers can enable self-cross prevention, which blocks a Subscriber from matching against its own orders.

External Subscribers may also request to have their orders only interact with orders submitted by the same Subscriber. Enabling of this last functionality is subject to the sole discretion of the BDO which may evaluate based on, among other factors, intended purpose for use of this functionality and reputational and regulatory risks, and may be disabled at any time based on the BDO's evaluation. Orders submitted under this functionality will not be subject to the standard counterparty type segmentation described in Part III Item 13. Orders submitted under this functionality will follow normal rules described in Part III Item 11(c) with the exception that such Orders will not be able to interact with any Orders that are not submitted by the same Subscriber. The ATS anticipates that this functionality will be used by Subscribers wishing to cross orders but who may be unable to trade report transactions on their own.

Subscribers may request to opt out of counterparty interactions by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.